UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Ford Motor Company

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

345370860

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345370860

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 140,800,000
8. Shared Voting Power
9. Sole Dispositive Power 140,800,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.43%*
14.	Type of Reporting Person (See Instructions) CO

* Percentage calculated on the basis of 2,190,498,174 shares of common stock issued and outstanding as of July 29, 2008 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008

CUSIP No. 345370860

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 140,800,000
8. Shared Voting Power
9. Sole Dispositive Power 140,800,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.43%*
14.	Type of Reporting Person (See Instructions) IN

* Percentage calculated on the basis of 2,190,498,174 shares of common stock issued and outstanding as of July 29, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008

This Amendment No. 2 amends and supplements that certain Schedule 13D filed on June 19, 2008 by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda, and amended on July 8, 2008 (as amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of August 28, 2008 Tracinda entered into Value Sharing Agreements with Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP, Jerome B. York and Alex Yemenidjian, copies of which are attached hereto as Exhibits 7, 8 and 9, respectively, and incorporated herein by reference. The Value Sharing agreement for Mr. York references an existing Agreement for Services between Tracinda and Mr. York pursuant to which Mr. York provides consulting services. A copy of the Agreement for Services in included herein as Exhibit 10.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

7.	Value Sharing Agreement dated as of August 28, 2008 by and between Tracinda and Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP

8.	Value Sharing Agreement dated as of August 28, 2008 by and between Tracinda and Jerome B. York

9.	Value Sharing Agreement dated as of August 28, 2008 by and between Tracinda and Alex Yemenidjian

10.	Agreement for Services dated as of April 19, 2005 by and between Tracinda and Jerome B. York, as amended by the Amendment to Agreement for Services dated February 6, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 2008

TRACINDA CORPORATION

By: /s/ Anthony L. Mandekic

            Anthony L. Mandekic

            Secretary/Treasurer

KIRK KERKORIAN

By: /s/ Anthony L. Mandekic

            Anthony L. Mandekic

            Attorney-in-Fact *

* Power of Attorney dated May 9, 2008, filed as Exhibit (i) to the Schedule TO of Tracinda Corporation and Kirk Kerkorian on May 9, 2008.

EXHIBIT INDEX

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

7.	Value Sharing Agreement dated as of August 28, 2008 by and between Tracinda and Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP

8.	Value Sharing Agreement dated as of August 28, 2008 by and between Tracinda and Jerome B. York

9.	Value Sharing Agreement dated as of August 28, 2008 by and between Tracinda and Alex Yemenidjian

10.	Agreement for Services dated as of April 19, 2005 by and between Tracinda and Jerome B. York, as amended by the Amendment to Agreement for Services dated February 6, 2006.